ROYAL INVEST INTERNATIONAL CORP.
116 Court Street, Suite 707
P.O. Box 1666
New Haven, Connecticut 06507

 Mail Stop 3010

March 5, 2010

Filed via EDGAR

Ms. Cicely LaMothe, Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:     Royal Invest International Corp.
           File No. 000-27097
           Form 10-K for the year ended December 31, 2008
                   Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009

Dear Ms. LaMothe:

Note 5 – Real Estate Transactions, page 36

The number of shares disclosed in the financial statements agrees with the contractual terms of the agreements.  The difference between the shares disclosed in the financial statements and the shares held by controlling shareholders subsequent to the transactions as mentioned in our response of January 8, 2010 arises in the fact the shares due ECM Hoff Holding BV (“ECM Hoff”) were split among ECM Hoff and other parties as payment of obligations owed by ECM Hoff at the time the properties were acquired.

Specifically Muermans Vast Goed Roermond BV owned 5,000,000 common shares prior to the acquisitions detailed in Note 5.

In order to clarify the common stock ownership of the majority owners, the following is a summary of the various Notes to the financial statement in Form 10-K for the Fiscal Year Ended December 31, 2008.  As described in Note 10 – Stockholder Equity, ECM Participations were was issued 112,485,349 common shares on December 27, 2007 in consideration of various acquisitions described in Note 5 paragraph 3 collectively referred to as FVG BV.  The following is a summary of the ECM Participations.

ECM Hoff Holdings BV	74,199,320
Muermans Vast Goed Roermond BV	37,573,529
Other unrelated parties (3 individuals)	712,500

Total	112,485,349

Also, Note 5, paragraph 6 details that Muermans Vast Goed Roermond BV was issued 21,465,885 common shares on December 27, 2007 for the acquisition of a building known as Schepersmaat 4

Finally, both ECM Hoff Holdings BV and Muermans Vast Goed Roermond BV were individually issued 272,000 shares of common stock.

The following is a summary of the common stock ownership by Muermans Vast Goed Roermond BV

Issued prior to acquisition in Note 5	5,000,000
Acquisition FVG BV	37,573,529
Acquisition Schepersmaat 4	21,465,885
Other	272,000

Total	64,311,414

The following is a summary of the common stock ownership by ECM Hoff Holdings BV

Acquisition FVG BV	74,199,320
Other	272,000

Total	74,471,320

As there was no change in control we will revise our disclosure in future filings to clarify that there has not been a change in control of the Company as a result of the transactions.

In addition, please be informed that:

●  The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

●  Staff comments or changes to disclosure in response to staff comments do not foreclosure the Commission from taking any action with respect to the filing; and

●  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please feel free to call me. Thank you.

Sincerely,

/s/ Jerry Gruenbaum
Jerry Gruenbaum
Chief Executive Officer

cc: Jorge L. Bonilla, Senior taff Accountant